03011820

UNITED STATES
; AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-28900~~ 39924

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BNY DIRECT EXECUTION, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
20 BROAD STREET – 7TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GREGORY TRIMBOLI 212-425-5048
(Area Code – Telephone No.)

PROCESSED
MAR 24 2003
THOMSON
FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING
RECEIVED
MAR 04 2003
WASH., D.C.
SECTION

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 21 2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

We, Joseph N. Cangemi and Gregory J. Trimboli, affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BNY Direct Execution, Inc., as of December 31, 2002, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

The financial statements and supplemental information of the Company are made available to all of the Company's members and allied members of the New York Stock Exchange, Inc.

LINDA MACCARDY
Notary Public, State of New York
No. 01MA5089001
Qualified in Richmond County
Commission Expires December 8, 2005

Notary Public

Joseph N. Cangemi, Managing Director

Gregory J. Trimboli, Chief Financial Officer

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- (q) Supplementary Report of Independent Auditors on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

BNY Direct Execution, Inc.
(Formerly Francis P. Maglio & Co., Inc.)

December 31, 2002
with Report of Independent Auditors

BNY Direct Execution, Inc.
(Formerly Francis P. Maglio & Co., Inc.)

Statement of Financial Condition

December 31, 2002

Contents

Report of Independent Auditors 1
Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors of
BNY Direct Execution, Inc.
(Formerly Francis P. Maglio & Co., Inc.)

We have audited the accompanying statement of financial condition of BNY Direct Execution, Inc. (the "Company", formerly Francis P. Maglio & Co., Inc.) as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 26, 2003

BNY Direct Execution, Inc.
(Formerly Francis P. Maglio & Co., Inc.)

Statement of Financial Condition

December 31, 2002

Assets	
Cash and equivalents	$ 6,896,738
Receivable from brokers	198,558
Receivable from Parent	571,514
Exchange membership, at cost (market value - $2,000,000)	2,475,000
Other assets	334,584
Total assets	$ 10,476,394
Liabilities and stockholder's equity	
Liabilities:	
Taxes payable to Parent	$ 549,342
Other liabilities and accrued expenses	1,338,067
Total liabilities	1,887,409
Commitments and contingencies (*Note 7*)	–
Stockholder's equity	8,588,985
Total liabilities and stockholder's equity	$ 10,476,394

The accompanying notes are an integral part of this statement of financial condition.

BNY Direct Execution, Inc.
(Formerly Francis P. Maglio & Co., Inc.)

Notes to Statement of Financial Condition

December 31, 2002

1. Organization and Description of Business

BNY Direct Execution, Inc., formerly Francis P. Maglio & Co., Inc., (the "Company"), is a Delaware Corporation. The Company is an institutional agency brokerage firm that provides direct access services to investment manager clients. The Company is a member of the New York Stock Exchange and the National Association of Securities Dealers ("NASD").

On June 14, 2002, the Company was acquired by BNY Brokerage, Inc., formerly BNY ESI & Co., Inc. ("the Parent"), a wholly-owned subsidiary of The Bank of New York (the "Bank"). The Company is a wholly-owned subsidiary of the Parent. On October 1, 2002, the Company changed its name from Francis P. Maglio & Co., Inc. to BNY Direct Execution, Inc.

In accordance with FASB Statement of Accounting Standard No 141 "Business Combinations" the Parent recorded the acquisition under the purchase method of accounting which required the assets and liabilities of the Company to be recorded at fair value at the date of acquisition. In connection with the acquisition, the Parent contributed an additional $4.5 million in capital and the Company's exchange membership was recorded at the estimated fair value of $2,475,000, as compared to its pre-acquisition carrying value of $625,000. No intangible assets were identified and goodwill was retained by the Parent.

2. Significant Accounting Policies

Cash and Equivalents

The Company considers cash in banks and on hand to be cash and equivalents.

Fixed Assets

Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between five and seven years. Fixed assets are included in the other assets on the statement of financial condition.

Income Taxes

The Company accounts for income taxes under the liability method. Deferred liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases.

2. Significant Accounting Policies (continued)

Exchange Membership

The exchange membership is valued at cost, subject to periodic assessment for impairment.

Use of Estimates

The preparation of the statement of financial condition, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts in the statement of financial conditon and the accompanying notes. Actual results could differ from those estimates.

Financial instruments recognized in the statement of financial condition approximate their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing generally on a daily basis.

3. Income Taxes

Prior to June 14, 2002, the Company filed as a Subchapter S corporation for federal and New York State income tax purposes. At that time, the Company was not subject to federal income tax since all income, deductions and federal tax liability flowed directly through to the shareholders. As of June 14, 2002, the Company elected to be treated as a Subchapter C corporation for tax purposes and is subject to federal, state, and local income taxes.

As of June 14, 2002, the Company is included in the consolidated federal, state, and local tax returns filed by The Bank of New York Company, Inc. ("BNY"), the parent company of the Bank. Income taxes are provided for pursuant to a tax sharing agreement between the Bank and BNY. The Company is included under this tax sharing agreement. Income tax benefits are recognized to the extent such benefits can be realized by BNY in its consolidated returns.

Deferred income taxes reflect the tax effects of temporary differences between financial reporting and tax bases of assets and liabilities. The Company has a deferred tax liability of $19,862, primarily attributable to depreciation.

4. Related Party Transactions

The Company entered into a fully disclosed clearing agreement with the Parent for the carrying of institutional customer accounts and clearance of broker transactions. The rates paid by the Company are comparable to those charged by the Parent to outside clients. The receivable from Parent primarily consists of commissions due the Company for trades cleared by the Parent.

5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule. The Company computes net capital under the basic method, which requires the maintenance of net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2002, the Company had net capital of $5,778,992 and its net capital requirement was $125,855. The Company's percentage of net capital to aggregate indebtedness was 306.12% at December 31, 2002.

6. Retirement Savings Plan

All employees of the Company are eligible to participate in a retirement savings plan sponsored by the Parent that has two components, a defined contribution profit sharing plan and a 401(k) match program. The Company is required to make annual contributions to the plan on behalf of its employees.

7. Commitments and Contingencies

Office Lease

The Company entered into a lease for office space through December 31, 2003. Future minimum lease payments over the term of the lease are $138,343.

NYSE Seat Leases

The Company has four seat leases on the New York Stock Exchange. The lease terms expire at various times from May 31, 2003 to June 15, 2004. Future minimum payments are $980,000 for 2003 and $308,000 for 2004.

8. Off-Balance-Sheet Risk

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's business activities involve the execution of securities transactions for institutional customers and other broker-dealers, which are cleared and settled by the Parent. Pursuant to the clearing agreement, the Company is required to reimburse the Parent for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. At December 31, 2002, there were no amounts to be indemnified to the Parent for the customer accounts.